SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. _)

                       Seven Hills Financial Corporation
                               (Name of Issuer)

                                 Common Shares
                        (Title of Class of Securities)

                                  817830 10 2
                                (CUSIP Number)

 Cynthia A. Shafer, Vorys, Sater, Seymour and Pease, Suite 2100, Atrium Two,
        221 East Fourth Street, Cincinnati, Ohio 45202 (513) 723-4009
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                          10/27/94, 2/23/95, 2/22/96
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ____

     Check the following box if a fee is being paid with this statement _X_. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). Page 1 of 22 Pages

                                 SCHEDULE 13D

CUSIP NO.  817830 10 2                                      Page 2 of 22 Pages

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON:

            Shirley A. Gluck

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a) ___
                                                 (b) ___
3.    SEC USE ONLY:


4.    SOURCE OF FUNDS:

            OO    PF   AF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):    ____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:              16,849.4172
8.  SHARED VOTING POWER:            17,169
9.  SOLE DISPOSITIVE POWER:         13,235
10. SHARED DISPOSITIVE POWER:       17,169

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            34,018.4172

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:     ____

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
            6.26%

14.    TYPE OF REPORTING PERSON:

            IN

Item 1.     Security and Issuer

            Common Shares

            Seven Hills Financial Corporation
            1440 Main Street
            Cincinnati, Ohio 45210

Item 2.     Identity and Background

            (a)   Shirley A. Gluck

            (b)   1440 Main Street
                  Cincinnati, Ohio 45210;

            (c) Treasurer of Seven Hills Financial Corporation and Seven Hills Savings Association
                  1440 Main Street
                  Cincinnati, Ohio 45210;

            (d) During the last five years, Ms. Gluck has not been convicted in a criminal proceeding;

            (e) During the last five years, Ms. Gluck has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

            (f)   Ms. Gluck is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

            The shares purchased by Ms. Gluck and her spouse were purchased with IRA funds, personal savings and a bank loan. The shares awarded to Ms. Gluck pursuant to the Seven Hills Savings Association Recognition and Retention Plan (the "RRP") were purchased by the RRP Trust with funds of Seven Hills Savings Association contributed to the RRP Trust. The shares purchased by the Seven Hills Savings Association Employee Stock Ownership Plan (the "ESOP") were purchased with the proceeds of a loan from Seven Hills Financial Corporation.

Item 4.     Purpose of Transaction

            The shares and options awarded to Ms. Gluck under the RRP, the Seven Hills Financial Corporation 1993 Stock Option and Incentive Plan and the ESOP were received pursuant to benefit plans of the issuer. The shares held directly by Ms. Gluck and her spouse were acquired for investment.

Item 5.     Interest in Securities of the Issuer

            (a) Ms. Gluck beneficially owns 34,018.4172, which is 6.26% of the
total  issued  and   outstanding   common  shares  of  Seven  Hills  Financial
Corporation.

            (b) Ms. Gluck has sole voting and dispositive power with respect to 6,177 shares held in her name and in her IRA and 7,058 shares subject to a currently exercisable option; shared voting and dispositive power with respect to 2,797 held by her spouse in an IRA and 14,372 shares held jointly with her spouse; and sole voting but no dispositive power with respect to 1,272 shares awarded to her pursuant to the RRP and 2,342.4172 shares held by the ESOP in her account.

            Ms. Gluck's spouse, Wesley P. Gluck, is a Manufacturing Engineer employed by Grote Industries, 2600 Lanier Drive, P. O. Box 1550, Madison, Indiana 47250. He shares voting and investment power with Ms. Gluck with respect to 14,372 shares held jointly with Ms. Gluck and 2,797 shares held in his IRA. Mr. Gluck has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. Mr. Gluck is a citizen of the United States of America.

            (c) All of the shares acquired by Ms. and Mr. Gluck directly or through their IRAs were purchased on December 30, 1993, for $10 per share in the conversion of Seven Hills Savings Association from mutual to stock form and the issuance of shares by Seven Hills Financial Corporation in connection therewith. The RRP shares currently held in the RRP Trust and those earned by and distributed to Ms. Gluck were awarded to Ms. Gluck on December 30, 1993, and January 12, 1994. The stock options were awarded to Ms. Gluck on December 30, 1993, but were not exercisable until the Stock Option Plan was approved by the shareholders on October 27, 1994. As the RRP shares have been distributed to Ms. Gluck on December 30, 1994, January 12, 1995, December 30, 1995 and January 12, 1996, Ms. Gluck has held the shares in her name.

            (d)   Not applicable.

            (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

            There are no contracts, arrangements, understandings or relationships between Ms. Gluck and any other person with respect to any securities of the issuer, except the Seven Hills Financial Corporation 1993 Stock Option and Incentive Plan and an agreement pursuant thereto; the RRP and two agreements pursuant thereto; the ESOP and the related ESOP Trust
Agreement; the Custodial Agreements for Ms. Gluck's IRA and that of her spouse; and the loan documentation.

Item 7.     Material to be Filed as Exhibits

            Exhibit A:  Seven Hills Financial Corporation 1993 Stock Option
                        and  Incentive  Plan  (Incorporated  by  reference  to
                        Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 filed by the issuer with the SEC on November 3, 1993 (Exhibit 10.1))

            Exhibit B:  Award Agreement for an Incentive Stock Option Under
                        the Seven Hills Financial Corporation 1993 Stock Option and Incentive Plan, and an Amendment thereto

            Exhibit C:  The Seven Hills Savings Association Recognition and
                        Retention   Plan   (Incorporated   by   reference   to
                        Registration Statement on Form S-1 filed by the issuer with the SEC on November 3, 1993 (Exhibit
                        10.2))

            Exhibit D:  The Seven Hills Savings Association Recognition and
                        Retention Plan Award Agreements

            Exhibit E:  Seven Hills Savings Association Employee Stock
                        Ownership Plan (Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed by the issuer with the SEC on November 3, 1993 (Exhibit 10.3))

            Exhibit F:  Shirley A. Gluck's IRA  Agreement  (Agreement  Form
                        attached, Custodial Agreement and Disclosure Statement incorporated by reference to Schedule 13D filed by James R. Maurer with the SEC on October 20, 1995
                       (Exhibit H))

            Exhibit G:  Wesley P.  Gluck's IRA  Agreement  (Agreement  Form
                        attached, Custodial Agreement and Disclosure Statement incorporated by reference to Schedule 13D filed by James R. Maurer with the SEC on October 20,
                        1995 (Exhibit H))

            Exhibit H:  Promissory Note dated December 9, 1993

            Exhibit I:  Promissory Note dated December 12, 1994

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 1, 1996
Date


/s/ Shirley A. Gluck
Signature



Shirley A. Gluck
Name/Title